Exhibit 99.1

IGI Announces Waleed Jabsheh to Succeed Wasef Jabsheh as CEO

HAMILTON, Bermuda, June 26, 2023 – The Board of Directors of International General Insurance Holdings Ltd. (“IGI” or the “Company”) (Nasdaq: IGIC) today announced that effective July 1, 2023, founder and current Chairman and Chief Executive Officer Wasef Jabsheh will become Executive Chairman, while current President Waleed Jabsheh will assume the role of Chief Executive Officer, implementing the succession plan that was put in place in 2020 when IGI became a public company.

As Executive Chairman, Wasef Jabsheh will continue to be engaged in overseeing the strategic direction of IGI. Waleed Jabsheh, who joined IGI in 2002 shortly after inception and who has served as President since 2011, will take on expanded responsibilities beyond the insurance and reinsurance business, to include all aspects of the holding company activities. The Board noted that Waleed Jabsheh has exhibited exceptional leadership during a period of significant growth and transition for IGI and that in recent years, the Company has delivered some of the best financial results in its history.

Mr. Wasef Jabsheh said, “This is a natural transition for us and is part of the succession plan our Board set in motion several years ago. The Company has been on an excellent trajectory of profitable growth and expansion, and Waleed and I will continue to work together to maintain our Company’s commitment to excellence and to delivering long-term shareholder value. Waleed has played an important role in developing the IGI culture that has supported our long track record of success and this ensures a seamless transition to CEO. The Board and I look forward to continuing to provide strong stewardship to the IGI group.”

Mr. Waleed Jabsheh said, “It is an honour and a great privilege to take on the role of CEO and follow in the footsteps of our founding CEO, Wasef. It is Wasef’s vision, leadership and consistent commitment to our clients, shareholders and most importantly our people, that IGI has achieved its many successes over the past two decades. I am committed to carrying on this legacy and building upon it; we have deep talent across the IGI group with an embedded culture of performance. I look forward to continuing to work with Wasef, the Board, and my colleagues, and I am grateful for their support in taking on this role.”

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About IGI:

IGI is an international specialty risks commercial insurer and reinsurer underwriting a diverse portfolio of specialty lines. Established in 2001, IGI has a worldwide portfolio of energy, property, general aviation, construction & engineering, ports & terminals, marine cargo, marine trades, contingency, political violence, financial institutions, general third-party liability (casualty), legal expenses, professional indemnity, D&O, marine liability and reinsurance treaty business. Registered in Bermuda, with operations in Bermuda, London, Malta, Dubai, Amman, Oslo, Kuala Lumpur and Casablanca, IGI aims to deliver outstanding levels of service to clients and brokers. IGI is rated “A” (Excellent)/Stable by AM Best and “A-”(Strong)/Stable by S&P Global Ratings. For more information about IGI, please visit www.iginsure.com.

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Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of IGI may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” “commitment,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements contained in this press release may include, but are not limited to, our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, the outcome of our strategic initiatives, our expectations regarding pricing and other market conditions, and our growth prospects. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of IGI and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) changes in demand for IGI’s services together with the possibility that IGI may be adversely affected by other economic, business, and/or competitive factors globally and in the regions in which it operates; (2) competition, the ability of IGI to grow and manage growth profitably and IGI’s ability to retain its key employees; (3) changes in applicable laws or regulations; (4) the outcome of any legal proceedings that may be instituted against the Company; (5) the potential effects of the COVID-19 pandemic and emerging variants; (6) the effects of the hostilities between Russia and Ukraine and the sanctions imposed on Russia by the United States, European Union, United Kingdom and others; (7) the inability to maintain the listing of the Company’s common shares or warrants on Nasdaq; (8) the failure to realize the anticipated benefits of the acquisition of EIO; and (9) other risks and uncertainties indicated in IGI’s filings with the SEC. The foregoing list of factors is not exclusive. In addition, forward-looking statements are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of IGI. There can be no assurance that IGI’s financial condition or results of operations will be consistent with those set forth in such forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. IGI does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based except to the extent that is required by law.

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IGI Contacts:

Investors:
Robin Sidders, Head of Investor Relations
T: + 44 (0) 2072 204937
M: + 44 (0) 7384 514785
Email: robin.sidders@iginsure.com

Media:

Aaida Abu Jaber, AVP PR & Marketing

T: +96265662082 Ext. 407

M: +962770415540

Email: aaida.abujaber@iginsure.com

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